                                             OMB
APPROVAL
                                   OMB
                                   Number:3235-
                                   0145 Expires:
                                   August 31,
                                   1999
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                              UNITED STATES
                    SECURITIES AND EXCHANGE
                         COMMISSION Washington,
                         D.C. 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act
                           of 1934 (Amendment
                           No. *)

                          New Century Financial
Corp.
                           (Name of Issuer)

                            Common Stock
                    (Title of Class of
Securities)

                              64352D101
                            (CUSIP Number)

                            June 24, 1999
          (Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         /___/     Rule 13d-1(b)
                         /_X_/     Rule 13d-1(c)
                         /___/     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (3-98)               Page 1 of 7

CUSIP No. 64352D101                13G                 Page 2
of 7 Pages

---------------------------------------------------------------
-
1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brookhaven Capital Management ----------------------------
------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)  /X/
     (b)  / / -------------------------------------------------
---------------
3    SEC USE ONLY
--------------------------------------------------------------
--
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California ----------------------------------------------
------------------
       NUMBER OF    5    SOLE VOTING POWER
        SHARES
     BENEFICIALLY        -------------------------------------
--
       OWNED BY          6    SHARED VOTING POWER
         EACH            2,288,150
      REPORTING          -------------------------------------
--
        PERSON      7    SOLE DISPOSITIVE POWER
         WITH
                         -------------------------------------
--
                    8    SHARED DISPOSITIVE POWER
                         2,288,150 ---------------------------
-------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     2,288,150 -----------------------------------------------
-----------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See
Instructions)

--------------------------------------------------------------
--
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     15.7
--------------------------------------------------------------
--
12   TYPE OF REPORTING PERSON (See Instructions)
     IA, OO --------------------------------------------------
--------------

CUSIP No. 64352D101                13G                 Page 3
of 7 Pages
--------------------------------------------------------------
--
1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vincent A. Carrino --------------------------------------
--------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)/X/
     (b)/  / -------------------------------------------------
---------------
3    SEC USE ONLY

--------------------------------------------------------------
--
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States -------------------------------------------
---------------------
       NUMBER OF    5    SOLE VOTING POWER
        SHARES           21,900
     BENEFICIALLY        -------------------------------------
--
       OWNED BY          6    SHARED VOTING POWER
         EACH            2,288,150
      REPORTING          -------------------------------------
--
        PERSON      7    SOLE DISPOSITIVE POWER
         WITH            21,900
                         -------------------------------------
--
                    8    SHARED DISPOSITIVE POWER
                         2,288,150 ---------------------------
-------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     2,310,650 -----------------------------------------------
-----------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See
Instructions)

---------------------------------------------------------------
-
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     15.8
---------------------------------------------------------------
-
12   TYPE OF REPORTING PERSON (See Instructions)
     IN
---------------------------------------------------------------
-

CUSIP No. 64352D101                13G                 Page 4
of 7 Pages

ITEM 1.

    (a)  The name of the issuer New Century Financial Corp.
                           ("NCEN").

(b)  The principal executive office of NCEN is located at 18400
                              Von
Karman, Suite 1000, Irvine, CA 92612.


ITEM 2.

     (a) The names of the persons filing this statement are Brookhaven Capital Management, LLC a California limited liability company ("LLC"), and Vincent A. Carrino
("Carrino")(collectively, the "Filers").

     (b) The principal business office LLC and Carrino is located at 3000 Sand Hill Road, Building 3, Suite 105, Menlo
Park, CA 94025.

     (c)  Carrino is a United States citizen.  See response to
Item 2(a).

   (d)  This statement relates to shares of Common Stock of
                           NCEN(the
"Stock").

     (e)  The CUSIP number of the Stock is 74973W107.

CUSIP No. 64352D101                13G            Page 5 of 7

Pages

ITEM 3.  If this statement is filed pursuant to rule 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


  (b)  ___  Bank as defined in section 3(a)(6) of the Act (15
                            U.S.C.
78c).

     (c)  ___  Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) ___ An investment adviser in accordance with 240.13d1(b)(1)(ii)(E).

    (f)  ___  An employee benefit plan or endowment fund in
                          accordance
with 240.13d-1(b)(1)(ii)(F).

    (g)  ___  A parent holding company or control person in
                          accordance
with 240.13d-1(b)(1)(ii)(G)

 (h)  ___  A savings association as defined in section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i)  ___  A church plan that is excluded from the

definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___  Group, in accordance with section 240.13d-

                        1(b)(1)(ii)(J)

CUSIP No. 64352D101                13G            Page 6 of 7

Pages

ITEM 4.  OWNERSHIP

The beneficial ownership of Stock of the persons named in Item
2 of this statement is as follows at the date hereof:


See Items 5-9 and 11 on the cover page for each Filer.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /__/.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON

LLC, a registered investment advisor, is a general partner of limited partnerships pursuant to limited partnership agreements providing to LLC the authority, among other things, to invest the funds of the partnerships in Stock, to vote and dispose of Stock and to file this statement on behalf of the partnerships. Pursuant to such limited partnership agreements, LLC is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to investment management agreements, LLC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment agreement may be terminated by either party on notice as provided in such agreements and provide for fees payable to LLC based on assets under management and realized and unrealized gains.

No single client of LLC holds more than five percent of the outstanding Stock.

Carrino is authorized by various individuals and entities to invest funds of those individuals and entities and to vote and dispose of securities acquired with such funds, including the Stock. Carrino does not receive any fees for such activities. None of such individuals and entities owns more than five percent of the outstanding Stock.

CUSIP No. 64352D101                13G            Page 7 of 7
Pages


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY

WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT

HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE

GROUP

See Exhibit A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.
ITEM 10.  CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

Dated:    July 22, 1999

BROOKHAVEN CAPITAL MANAGEMENT, LLC





By:  /s/ Vincent A. Carrino        /s/ Vincent A. Carrino
     Vincent A. Carrino            Vincent A.
Carrino
     Manager

SCHEDULE 13G

CUSIP No. 64352D101

                                                       Exhibit A AGREEMENT
                     REGARDING JOINT FILING
              OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of New Century Financial Corp. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    July 22, 1999

BROOKHAVEN CAPITAL MANAGEMENT, LLC

     /s/ Vincent A. Carrino        /s/ Vincent A. Carrino


By:
     Vincent A. Carrino            Vincent A. Carrino
     Manager